UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF

1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

Date of event requiring this shell company report: January 4, 2023

Commission File Number: 001-41587

MULTIMETAVERSE HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072
(Address of Principal Executive Offices)

Mr. Yiran Xu, Chief Executive Officer
Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072
Tel: +86 21 61853907
Email: alex.xu@7doc.cn
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, no par value per share	MMV	The Nasdaq Stock Market LLC
Warrants to purchase Class A ordinary shares	MMVWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of January 4, 2023: 32,798,890 Class A ordinary shares and 3,021,244 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by MultiMetaVerse Holdings Limited, a British Virgin Islands business company. Unless otherwise indicated, “we,” “us,” “our,” “MMV” and “PubCo,” and similar terminology refer to MultiMetaVerse Holdings Limited and its subsidiaries subsequent to the Business Combination (defined below). References to “Legacy MMV” and “MultiMetaVerse Inc.” refer to MultiMetaVerse Inc., a Cayman Islands exempted company.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of PubCo’s registration statement on Form F-4 (File No. 333-267125) initially filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2022, as amended (the “Form F-4”), which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-ii-

EXPLANATORY NOTE

Model Performance Acquisition Corp., a British Virgin Islands business company (“MPAC”), Model Performance Mini Corp., a British Virgin Islands business company (“PubCo”), Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (the “Merger Sub”), and MultiMetaVerse Inc., a Cayman Islands exempted company (“Legacy MMV”), entered into a Merger Agreement dated as of August 6, 2021 (as amended on January 6 and September 29, 2022, the “Merger Agreement”). The Merger Agreement provided for a business combination which was effected in two steps: (i) MPAC reincorporated to British Virgin Islands by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) following the Reincorporation Merger, Merger Sub merged with and into Legacy MMV, resulting in Legacy MMV being a wholly owned subsidiary of PubCo (the “Acquisition Merger,” together with Reincorporation Merger, the “Business Combination”).

On November 3, 2022, MPAC and PubCo entered into a subscription agreement (the “Prominence Agreement”) with Prominence Investment Management Ltd. (“Prominence”), pursuant to which MPAC and PubCo have agreed to issue and sell to Prominence an aggregate of 1,200,000 PubCo Class A ordinary shares, for an aggregate purchase price of $12,000,000 at $10.00 per share.

On January 4, 2023, PubCo consummated the Business Combination pursuant to the terms of the Merger Agreement and Legacy MMV became a wholly owned subsidiary of PubCo. In connection with the Business Combination, Prominence or its assignees invested and will invest an aggregate investment of $12 million PIPE financing pursuant to the Prominence Agreement, $2 million of which was closed on January 4, 2023 concurrently with the Business Combination and the remaining $10 million is expected to be closed soon after the Business Combination. This Report is being filed in connection with the Business Combination.

-iii-

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section entitled “Directors and Executive Officers of the Combined Company After the Business Combination” and is incorporated herein by reference.

Except for Mo Zhou and Xin Li, the address of our directors and executive officers is Building D3, No. 718, Lingshi Road, Jingan District, Shanghai, People’s Republic of China. The business address of Mo Zhou is 2690 Hammond Road, Mississauga, Ontario, Canada. The business address of Xin Li is Liuxiang Road No. 84 Courtyard, Building 2, Unit 2, 28th Floor, Room 2805, Fengtai District, Beijing, People’s Republic of China.

B. Advisors

Not applicable.

C. Auditors

Marcum LLP (“Marcum”), 6002 Rogerdale Road, Suite 300 Houston, Texas 77072, acted as Model Performance Acquisition Corp.’s independent registered public accountant since January 8, 2021 (inception) through January 4, 2023, the date of the Business Combination.

Following the consummation of the Business Combination, Marcum Asia CPAs LLP (“MarcumAsia”) (formerly known as Marcum Bernstein & Pinchuk LLP), Seven Penn Plaza, Suite 830, New York, New York 10001, the independent auditor of Legacy MMV, is being engaged as the independent auditor of PubCo.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information regarding Legacy MMV’s selected financial information is included in the Form F-4 in the section entitled “Selected Historical Combined and Consolidated Financial and Operating Data of MMV,” which is incorporated herein by reference.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with PubCo’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

PubCo was formed to serve as a holding company for MMV and MPAC after consummation of the Business Combination contemplated by the Merger Agreement. PubCo, a British Virgin Islands business company, was formed on July 13, 2021. Prior to the Business Combination, PubCo owned no material assets and did not operate any business. PubCo’s principal executive office is located at Building D3, No. 718, Lingshi Road, Jingan District, Shanghai, People’s Republic of China, telephone number is +86 21 61853907.

On January 4, 2023 the parties consummated the Business Combination, and an aggregate of 2,033,867 ordinary shares of MPAC were redeemed. In connection with closing of the Business Combination, Prominence or its assignees invested and will invest an aggregate investment of $12 million PIPE financing pursuant to the Prominence Agreement, $2 million of which was closed on January 4, 2023 concurrently with the Business Combination and the remaining $10 million is expected to be closed soon after the Business Combination.

B. Business Overview

Following and as a result of the Business Combination, PubCo conduct its operation primarily in China through (i) Legacy MMV’s PRC subsidiaries, including Shanghai Mi Ting Culture and Creative Co., Ltd. (the “WFOE”) and its subsidiaries, Shanghai Ling Xu Technology Co., Ltd. and Beijing Mi Ting Technology Co., Ltd. (collectively, the “PRC Subsidiaries”), in which Legacy MMV holds equity ownership interests, and (ii) the variable interest entities, namely Shanghai Jupiter Creative Design Co., Ltd. (“Shanghai Jupiter”) and its subsidiaries (collectively, the “VIEs”). A description of the business of Legacy MMV is included in the Form F-4 in the sections entitled “Information about MMV” and “Management Discussion and Analysis of Financial Condition and Results of Operations of MMV,” which is incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, Legacy MMV became a wholly owned subsidiary of PubCo. PubCo’s organizational chart is below:

Parties to the Acting-in-Concert Agreement 66.87%
Yanzhi Wang
Yiran Xu
76.12%
100%
Avatar Group Holdings Limited
Lucky Cookie Holdings Limited
F.L.M Holdings Limited
Shenzhen Huaqi Huirui Investment
HighTech Signs Holdings Limited
Other minority shareholders of MMV*
First Euro Investments Limited
MPAC's Public Shareholders
Digital Analog Intergration Ltd.
Holders of Representative's Shares
47.66%
19.21%
6.15%
3.38%
3.05%
12.02%
5.36%
2.38%
0.61%
0.18%
MultiMetaVerse Holdings Limited
100%
MultiMetaVerse Inc.
100%
MultiMetaVerse HK Limited
Offshore
Onshore
Ke Xing Shi Dai (Beijing) Technology Co., Ltd.
Horgos Gaea Network Technology Co., Ltd.
Shanghai Zi Tang Culture Communication Limited Partnership
Xiaodan Qu
56.95%
32.53%
4.08%
6.44%
100%
Shanghai Jupiter Creative Design Co., Ltd.
Shanghai Mi Ting Culture Creativity Co., Ltd.
100%
60%
50.9995%
100%
100%
Shanghai Cai Huan Network Technology Co., Ltd.
Shanghai Hui Zhi Ren Culture & Creativity Co., Ltd.
Shanghai Mobius Information Technology Co., Ltd.
Beijing Mi Ting Technology Co., Ltd.
Shanghai Ling Xu Technology Co., Ltd.
Note:
Equity interest
Contractual arrangement, including the technical consultation and service agreement, the equity interest pledge agreement, the exclusive call option agreement, and the proxy agreement.
* Other minority shareholders of MMV are independent third parties, and each of them holds an ownership interest of less than 2% in the Company.

D. Property, Plants and Equipment

Legacy MMV leases the properties for its principal executive office, which is located on Building D3, No. 718, Lingshi Road, Jingan District, Shanghai, People’s Republic of China, People’s Republic of China with an aggregate area of approximately 3,776 square meters. Legacy MMV also leases another property in Shanghai with an aggregate area of 850 square meters. Such properties are described in the Form F-4 in the section entitled “Information about MMV” and are incorporated herein by reference. In addition, Legacy MMV entered into a lease agreement on January 1, 2023 for a property located in Beijing with an aggregate area of approximately 280 square meters. This property will be used mainly as office space, and the lease agreement will expire on December 31, 2023.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of Legacy MMV is included in the Form F-4 in the section entitled “Management Discussion and Analysis of Financial Condition and Results of Operations of MMV,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

The executive compensation of PubCo’s executive officers and directors is described in the Form F-4 in the section entitled “Directors and Executive Officers of the Combined Company after the Business Combination” which information is incorporated herein by reference.

C. Board Practices

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

D. Employees

As of September 30, 2022, MMV had 210 full-time employees, all of whom are based in China, primarily at its headquarters in Shanghai, China.

E. Share Ownership

Ownership of PubCo’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of January 4, 2023 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 32,798,890 ordinary shares issued and outstanding as of January 4, 2023.

Name and Address of Beneficial Owner	Number of Shares	% of Class
Five Percent or Greater Holders
First Euro Investments Limited(1)	1,759,250	5.4%
Avatar Group Holdings Limited(2)	15,632,831	47.7%
Lucky Cookie Holdings Limited(3)	21,932,831	66.9%
F.L.M Holdings Limited(4)	2,016,000	6.1%

Directors and Executive Officers
Yiran Xu	21,932,831	66.9%
Tao Li	312,657	1.0%
Xiaodan Qu	2,016,000	6.1%
Xing Lyu	—	—
Mo Zhou	—	—
Xin Li	—	—
Scott Hartsman	—	—
Nicole Chen	—	—
All Directors and Executive Officers as a group (8 individuals)	24,261,488	74.0%

(1)	First Euro Investments Limited is controlled by its director, Ms. Yuet Bun Wu. The business address of First Euro Investments Limited is The Suns Group Center, 200 Gloucester Road, 29th Floor, Wan Chai, Hong Kong.

(2)	Avatar Group Holdings Limited is controlled by its director, Mr. Yanzhi Wang. The address of Avatar is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	Lucky Cookie Holdings Limited is controlled by its director, Mr. Yiran Xu. The address of Lucky Cookie is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(4)	F.L.M Holdings Limited is controlled by its director, Mr. Xiaodan Qu. The address of F.L.M Holdings is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

B. Related Party Transactions

Our related party transactions are described in the Form F-4 in the section entitled “Certain Relationships and Related Party Transactions” which is incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares are listed on Nasdaq Global Market under the symbols “MMV” and our warrants are listed on the Nasdaq Capital Market and “MMVWW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are listed on Nasdaq Global Market under the symbols “MMV” and our warrants are listed on the Nasdaq Capital Market and “MMVWW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, we are authorized to issue a maximum of 111,000,000 shares with no par value divided into 100,000,000 Class A ordinary shares, 10,000,000 Class B ordinary shares and 1,000,000 preferred shares. As of January 4, 2023, subsequent to closing of the Business Combination, there were 32,798,890 Class A ordinary shares outstanding. There were also 3,021,244 warrants outstanding, each exercisable to purchase one Class A ordinary share at a price of $11.50 per full share. Certain of our shareholders are subject to lock-up as contained in the Form F-4 in the section entitled “Proposal No. 2—The Acquisition Merger Proposal—Certain Related Agreements—Lock-up Agreement and Arrangements.”

In connection with the Business Combination, certain of our shareholders (the “Restricted Shareholders”) entered into Share Restriction Agreements, which provide that (i) an aggregate of 5,000,000 Class A ordinary shares they received in connection with the Business Combination (“Restricted Closing Payment Shares”) will be non-transferable and subject to forfeiture by the PubCo if the Release Event (as defined below) does not occur within 12 months following the Business Combination, (ii) such Restricted Closing Payment Shares shall vest and become transferable and non-forfeitable upon the successful creation of a new gameplay coupled with a public announcement regarding release of the new gameplay, whether through the introduction of a new mobile game or updates to an existing mobile game to revamp its gameplay and commercial appeal (the “Release Event”), with the determination of whether an event is deemed a Release Event to be determined by a majority vote of the independent directors of the board of the PubCo in their sole discretion; and (iii) until the vesting of the Restricted Closing Payment Shares, such Restricted Closing Payment Shares shall be held in escrow in accordance with the Share Restriction Agreements.

B. Memorandum and Articles of Association

We are a BVI business company incorporated under the laws of the British Virgin Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and BVI Business Companies Act, 2004 (as amended), which we refer to as the “Companies Act” below, and the common law of the BVI.

We incorporate by reference into this Report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Annex B to our registration statement on Form F-4 (File No. 333-267125) initially filed with the Securities and Exchange Commission on August 29, 2022, as amended, which are incorporated herein by reference. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a resolution of shareholders on January 3, 2023, which became effective upon the effective date of the Reincorporation Merger.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands, the office of our registered agent Ogier Global (BVI) Limited.

Capacity and Power

According to Clause 4 of our Amended and Restated Memorandum of Association, we have, subject to the Companies Act and any other British Virgin Islands legislation for the time being in force, irrespective of corporate benefit: (a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and (b) for the purposes of paragraph (a), full rights, powers and privileges.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The description of our ordinary shares is contained in the Form F-4 in the section entitled “Description of Combined Company’s Securities,” which is incorporated herein by reference.

C. Material Contracts

The description of our Material Contracts is contained in the Form F-4 in the section entitled “Information about MMV—Contractual Arrangements with MMV’s VIEs and Their Respective Shareholders,” which is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the British Virgin Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “Material U.S. Federal Income Tax Consequences,” which is incorporated herein by reference.

F. Dividends and Paying Agents

PubCo has no current plans to pay dividends. PubCo does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Management Discussion and Analysis of Financial Condition and Results of Operations of MMV —Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the consummation of the Business Combination, MarcumAsia, the independent auditor of Legacy MMV, is being engaged as the independent auditor of PubCo. In connection with the Business Combination, Marcum, which was the auditor for Model Performance Acquisition Corp., was informed that it would no longer be our auditor.

The reports of Marcum on the financial statements of Model Performance Acquisition Corp. as of December 31, 2021, and for the period from January 8, 2021 (inception) through December 31, 2021 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. Marcum’s audit report contained an explanatory paragraph related to the substantial doubt of going concern.

During the period from January 8, 2021 (inception) through December 31, 2021 and through the effective date of the Business Combination (the “Effective Date”), there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference thereto in its reports on the financial statements of Model Performance Acquisition Corp. for such periods. During the period from January 8, 2021 (inception) through December 31, 2021 and through the Effective Date, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the period from January 8, 2021 (inception) through December 31, 2021 and through the Effective Date, neither PubCo, nor anyone on its behalf, consulted MarcumAsia regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of PubCo and neither a written report was provided to PubCo or oral advice was provided that MarcumAsia concluded was an important factor considered by PubCo in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

PubCo provided Marcum with a copy of the disclosure it is making in this Report and requested that Marcum furnish PubCo with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3) of Form 20-F, stating whether Marcum agrees with the statements made by PubCo in this Report, and if not, in which respects Marcum does not agree. A copy of Marcum’s letter to the Securities and Exchange Commission dated January 10, 2023 is attached as Exhibit 15.1 to this Report.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-104 of our proxy statement/prospectus dated December 6, 2022, as filed with the SEC on December 6, 2022, are incorporated by reference herein.

The information set forth in the Form F-4 in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” is incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of PubCo (incorporated by reference to Annex B of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)
2.1*	Specimen of ordinary share of PubCo
2.2*	Specimen of warrant of PubCo
2.5	Warrant Agreement (incorporated by reference to Exhibit 4.1 of MPAC’s current report on Form 8-K filed with the SEC on April 13, 2021)
2.6*	Supplemental Warrant Agreement dated January 4, 2023
4.1	Merger Agreement dated August 6, 2021 (incorporated by reference to Exhibit 2.1 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
4.2	First Amendment to Merger Agreement, dated January 6, 2022 (incorporated by reference to Exhibit 2.1 to MPAC’s current report on Form 8-K filed with the SEC on January 6, 2022)
4.3	Second Amendment to Merger Agreement, dated January 6, 2022 (incorporated by reference to Exhibit 2.3 to MPAC’s current report on Form 8-K filed with the SEC on September 30, 2022)
4.4*	MultiMetaVerse Holdings Limited 2023 Share Incentive Plan
4.5

Technical Consultation and Service Agreement dated May 8, 2021 by and between Shanghai Mi Ting Culture Creativity Co., Ltd. and Shanghai Jupiter Creative Design Co., Ltd. (incorporated by reference to Exhibit 10.16 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.5

Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.6

Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Horgos Gaea Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.7

Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Zi Tang Culture Communication Limited Partnership (incorporated by reference to Exhibit 10.19 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.8

Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Xiaodan Qu (incorporated by reference to Exhibit 10.20 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.9

Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.21 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.10

Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Horgos Gaea Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.22 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.11

Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Zi Tang Culture Communication Limited Partnership (incorporated by reference to Exhibit 10.23 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.12

Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Xiaodan Qu (incorporated by reference to Exhibit 10.24 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.13

Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Ke Xing Shi Dai (Beijing) Technology Co., Ltd. (incorporated by reference to Exhibit 10.25 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.14

Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Horgos Gaea Network Technology Co., Ltd. (incorporated by reference to Exhibit 10.26 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.15

Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Zi Tang Culture Communication Limited Partnership (incorporated by reference to Exhibit 10.27 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.16

Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting Culture Creativity Co., Ltd., Shanghai Jupiter Creative Design Co., Ltd. and Xiaodan Qu (incorporated by reference to Exhibit 10.28 of PubCo’s registration statement on Form F-4 (File No. 333-267125), filed with the SEC on August 29, 2022)

4.17	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
4.18	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to MPAC’s current report on Form 8-K filed with the SEC on August 9, 2021)
4.19*	Form of Share Restriction Agreement
8.1*	List of Principal Subsidiaries and VIEs
15.1*	Letter from Marcum LLP
15.2*	Consent from Marcum Asia CPAs LLP

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MULTIMETAVERSE HOLDINGS LIMITED

January 10, 2023	By:	/s/ Yiran Xu
	Name:	Yiran Xu
	Title:	Chief Executive Officer